

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2006 MAR 31 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06012082

Our Ref : KLK/SE

28 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
9 Mar. 2006	Listed Companies' Crop – February 2006
22 Mar. 2006	New Subsidiary : KL-Kepong Nutrients Sdn. Bhd.
27 Mar. 2006	Proposed Acquisition of Two Subsidiary Companies, Tri-Force Element Inc. and Double Jump Limited
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
2 Mar. 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
6 Mar. 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
9 Mar. 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

PROCESSED
MAR 31 2006
THOMSON FINANCIAL

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

/lsl

3rC,45

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/03/2006 01:29:35 PM**
Reference No **KL-060302-DE9B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Disposed**	*	**24/02/2006**	*	**200,000**	

* Circumstances by reason of which change has occurred : **Sales of shares**
* Nature of interest : **Direct**
Direct (units) : **39,730,650**
Direct (%) : **5.6**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **39,730,650**
* Date of notice : **24/02/2006**



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/03/2006 02:27:03 PM**
Reference No **KL-060306-3302B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **28/02/2006**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,530,650**
Direct (%)	:	**5.57**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**39,530,650**
* Date of notice	:	**28/02/2006**

SEC, US

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2006 09:39:31 AM**
Reference No **KL-060309-8D084**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/03/2006**	* **381,300**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,149,350**
	Direct (%)	: **5.51**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,149,350**
*	Date of notice	: **01/03/2006**

SEC, US



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2006 04:10:37 PM**
Reference No **KL-060309-CA20E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
February 2006

* **Contents :-**

We submit below the crop figures for the month of **February 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	**184,467**							
Crude Palm Oil (mt)	32,238	**37,201**							
Palm Kernel (mt)	7,625	**9,135**							
Rubber (kg)	2,204,504	**2,311,616**							

/gcs



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **22/03/2006 04:03:07 PM**
Reference No **KL-060322-BF107**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NEW SUBSIDIARY :
KL-Kepong Nutrients Sdn. Bhd.

* **Contents :-**

We wish to announce that Kuala Lumpur Kepong Berhad has incorporated a new wholly-owned company, "KL-Kepong Nutrients Sdn. Bhd.", which has an issued and paid-up share capital of RM2 and is currently non-operational.

The intended principal activity of KL-Kepong Nutrients Sdn. Bhd. is extraction of micro-nutrients from vegetable oil streams.

LSL

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **27/03/2006 04:56:47 PM**
Reference No **KL-060327-E1881**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ACQUISITION OF TWO SUBSIDIARY COMPANIES:
(I) TRI-FORCE ELEMENT INC. ("TFE")
(II) DOUBLE JUMP LIMITED ("DJL")

* **Contents :-**

Further to the announcement dated 11 January 2006, Kuala Lumpur Kepong Berhad ("KLK") wishes to confirm that the acquisition of TFE and DJL has now been completed and both TFE and DJL are now subsidiaries of KLK.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:
